OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

November 22, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Aliya Ishmukhamedova

Re:	OMS Energy Technologies Inc. Form F-1 Filed November 4, 2024 CIK No. 0002012219

Dear Sir or Madam,

This letter is in response to your verbal comment on November 20, 2024 in relation to the Registration Statement on Form F-1 (the “Registration Statement”) of OMS Energy Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 4, 2024. On the date hereof, the Company has filed a Form F-1. We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

We note you have reissued comment 11 of the DRS Letter dated June 25, 2024 which we reproduce below.

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: On June 16, 2023, Mr. How Meng Hock entered into an agreement to acquire OMS Holdings Pte. Ltd. (“OMSET PL”) from Sumitomo Corporation for a consideration of US$2,000,000 (the “MBO”). This valuation was determined based on a thorough evaluation of OMSET PL’s (i) negative equity position, (ii) complete write-down of goodwill and physical assets, and (iii) significant challenges in selling its products at the time of the transaction. The funding for the MBO was contributed by all existing shareholders of the Company, except for those who were issued shares under the convertible note. The shares of OMSET PL were held collectively by Mr. How Meng Hock under an entrustment arrangement, along with two minority shareholders. In this arrangement, Mr. How Meng Hock held shares on behalf of himself and the five minority shareholders (the “Entrustment Shareholders”, together collectively, the “MBO Minority Shareholders”).

Regarding the issuance of shares, we wish to clarify for the SEC the following:

1.	The Company issued shares in two steps to the MBO Minority Shareholders.

●	On April 11, 2024, the Company issued 9,000 shares to Mr. How Meng Hock and 1,000 shares to the two minority shareholders.

●	On May 7, 2024, the Company issued an additional 5,000 shares to the Entrustment Shareholders.

2.	These two issuances were part of the same reorganization step and collectively resulted in the issuance of 15,000 shares to all previous shareholders of OMSET PL. This issuance reflects the agreed-upon ownership percentages of all MBO Minority Shareholders in OMSET PL under the entrustment arrangement, which was established prior to the MBO.

3.	In our prior response to the Staff’s comment letter question 9 pursuant to Amendment No. 2 to Draft Registration Statement on Form F-1, that we submitted on October 16, 2024, we also noted that this additional 5,000-share issuance was part of the same reorganization process. This process was intended to align the shareholding percentages of the MBO Minority Shareholders in OMSET PL following the entrustment arrangement and the MBO. This has also been disclosed under Note 15 of Company’s audited financial statements.

4.	To provide further clarity, we have revised the following sections in the F-1/A:

●	History and Corporate Structure – Reorganization on page 67

●	Part II – Item 7. Recent Sales of Unregistered Securities on page II-2

These revisions clarify the disclosure that the share issuances were part of a two-step reorganization process. The intention was always to reflect the ownership percentages of the MBO Minority Shareholders and Mr. How Meng Hock as agreed upon in the MBO and the entrustment arrangement. We respectfully advise the Staff that these revisions provide additional clarity regarding the reorganization and share issuance process.

With regard to the convertible notes’ valuation and subsequent issuances, the Company was aware of potential liquidity risks in meeting its daily working capital needs because the Predecessor, i.e., Sumitomo Corporation, as a condition of the MBO, would no longer provide any form of financial support to the Company post MBO. The discontinuance of the sole source of financial support and the lack of a bank facilities track record with other financial institutions compelled the Company to seek alternative funding sources. The Company initiated the debt instruments offering to several parties following the completion of the MBO. After several rounds of negotiations, the Company successfully raised a total of US$5 million from two investors at a post-money valuation of US$105 million, approximately 3x the Net Asset Value based on the fiscal year ended March 31, 2023. The convertible notes’ valuation was negotiated and determined based on prevailing market conditions and associated investor risks, particularly uncertainties regarding the Company’s prospects, revenue, and growth after completing its MBO. The uncertainty of the completion of the IPO and risks of being unable to exit the investment at the time of the IPO were also considered during the negotiation process.

Regarding the issuances on October 23, 2024, on a pro-rata basis to all shareholders, these issuances were completed for recapitalization purpose to align the number of shares more closely with the pre-IPO valuation of the Company, estimated at approximately US$309 million, assuming the shares were priced at US$8.0 per share based on the valuation model provided by the underwriter of the IPO.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer